UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LIGHTPATH TECHNOLOGIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

532257805

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 532257805	SCHEDULE 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Pudong Science and Technology Investment (Cayman) Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,050,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,050,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%[1]
12	TYPE OF REPORTING PERSON CO

1 Based upon 26,994,534 shares of Class A Common Stock outstanding as of November 1, 2021 as reported on the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 532257805	SCHEDULE 13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Shanghai Pudong Science and Technology Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,050,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,050,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%[2]
12	TYPE OF REPORTING PERSON CO

2 Based upon 26,994,534 shares of Class A Common Stock outstanding as of November 1, 2021 as reported on the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2021

CUSIP No. 532257805	SCHEDULE 13G	Page 4 of 6 Pages

Item 1(a)	Name of Issuer: LightPath Technologies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826

Item 2(a)	Name of Persons Filing:

1.	Pudong Science and Technology Investment (Cayman) Co., Ltd.

2.	Shanghai Pudong Science and Technology Investment Co., Ltd.

This statement on Schedule 13G relates to securities directly held by Pudong Science and Technology Investment (Cayman) Co., Ltd. (“PDSTI Cayman”). Shanghai Pudong Science and Technology Investment Co., Ltd. (“PDSTI”) currently owns the entire outstanding share capital of PDSTI Cayman and, as a result, may be deemed to beneficially own the securities held by PDSTI Cayman.

Item 2(b)	Address of Principal Business Office or, If None, Residence

1.	Pudong Science and Technology Investment (Cayman) Co., Ltd.

46F, Building 1, Lujiazui Century Financial Plaza, No. 729 South Yanggao Road, Pudong, Shanghai 200127, PRC

2.	Shanghai Pudong Science and Technology Investment Co., Ltd.

46F, Building 1, Lujiazui Century Financial Plaza, No. 729 South Yanggao Road, Pudong, Shanghai 200127, PRC

Item 2(c)	Citizenship

1.	Pudong Science and Technology Investment (Cayman) Co., Ltd. - Cayman Islands

2.	Shanghai Pudong Science and Technology Investment Co., Ltd. - People's Republic of China

Item 2(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number: 532257805

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c): Not applicable.

CUSIP No. 532257805	SCHEDULE 13G	Page 5 of 6 Pages

Item 4.	Ownership

The information for each reporting person contained in rows 5-11 of the cover pages is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2022

Pudong Science and Technology Investment (Cayman) Co., Ltd.

By:	/s/ Xudong Zhu
Name:	Xudong Zhu
Title:	Director

Shanghai Pudong Science and Technology Investment Co., Ltd.

By:	/s/ Xudong Zhu
Name:	Xudong Zhu
Title:	Director